SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)

TAKE-TWO INTERACTIVE SOFTWARE, INC.
(Name of Subject Company)

TAKE-TWO INTERACTIVE SOFTWARE, INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

874054109
(CUSIP Number of Class of Securities)

Ben Feder
Chief Executive Officer
Take-Two Interactive Software, Inc.
622 Broadway
New York, NY 10012
(646) 536-2842

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Seth D. Krauss, Esq. Executive Vice President and General Counsel Take-Two Interactive Software, Inc. 622 Broadway New York, NY 10012 (646) 536-2842	Ori Solomon, Esq. Proskauer Rose, LLP 1585 Broadway New York, NY 10036-8299 (212) 969-3000

☐  Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

                                                This Amendment No. 6 to Schedule 14D-9 amends and supplements the Schedule 14D-9, originally filed by Take-Two Interactive Software, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on March 26, 2008, as amended by Amendment Nos. 1, 2, 3, 4 and 5 thereto (the “Schedule 14D-9”), relating to the tender offer commenced by EA08 Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Electronic Arts Inc., a Delaware corporation (“EA”), to acquire all of the issued and outstanding shares of Common Stock, par value $0.01 per share, of the Company (the “Shares”) at a purchase price of $26.00 net per Share in cash without interest, upon the terms and conditions set forth in the Offer to Purchase dated March 13, 2008 and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”) contained in the Schedule TO filed by Purchaser with the SEC on March 13, 2008.  The Offer was extended by Purchaser to 11:59 p.m., New York City time, on Friday, April 18, 2008.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

                                                Item 4 is hereby amended by adding thereto the following information.

                                                On April 16, 2008, Mr. Zelnick and Mr. Feder distributed an email to the employees of the Company regarding the Annual Meeting.  A copy of this email is attached in Item 9 hereof.

                                                On April 16, 2008, the Company issued a press release stating that it has not received any stockholder proposals ahead of the Annual Meeting.  A copy of this press release is attached in Item 9 hereof.

ITEM 8. ADDITIONAL INFORMATION

                                                Item 8(c) is hereby amended by adding thereto the following information.

                                                On April 11, 2008, Michael Maulano, an alleged stockholder of the Company, filed in the Supreme Court of the State of New York, County of New York, a purported class action complaint on behalf of himself and all others similarly situated, against the Company and the eight current members of its Board of Directors.

                                                The plaintiff contends that the members of the Company’s Board of Directors breached their fiduciary duties by, among other things, allegedly refusing to explore premium offers by EA to acquire all of the Company’s Shares, enacting a By-law amendment allegedly designed to entrench the current Board of Directors, approving an amendment to a management agreement with ZelnickMedia allegedly designed to entrench the Company’s management, adopting the Rights Agreement allegedly to thwart EA’s Offer, and issuing a proxy statement and response to EA’s Offer that allegedly contained misleading and incomplete information.  The plaintiff’s complaint seeks declaratory relief, preliminary and permanent injunctive relief, damages, and reasonable attorneys’ fees and litigation expenses.  The Company and its Board of Directors believe these claims lack merit, and intend vigorously to defend against them.

                                                The complaint does not seek to enjoin or delay the Annual Meeting.

                                                Item 8 is hereby amended by adding thereto the following section 8(i).

(i) Regulatory Matters

                                                On March 14, 2008, in connection with the Offer commenced by Purchaser, the Federal Trade Commission (the “FTC”) contacted the Company and made an informal request for information.  The Company voluntarily cooperated with the FTC’s request.  At the expiration of the FTC’s initial review period, on April 16, 2008 the Company received a Request for Additional Information and Documentary Material (a “Second Request”) from the FTC in connection with the FTC’s review of EA’s Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).  The effect of the Second Request is to extend the waiting period imposed by the HSR Act until 10 days after EA and the Company have substantially complied with such request, unless that period is extended voluntarily by EA or terminated sooner by the FTC. The Company intends to cooperate fully with the FTC in connection with the Second Request.

                Further, on April 11, 2008, the German Federal Cartel Office made an inquiry in connection with its review of the competition issues related to the EA Offer.  The Company intends to fully cooperate with the German Federal Cartel Office in connection with its inquiry.

ITEM 9. EXHIBITS

                Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description
(a)(9)

Email from the Executive Chairman and Chief Executive Officer to Take-Two Interactive Software, Inc. Employees dated April 16, 2008 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 16, 2008)

(a)(10)

Press Release entitled “Take-Two Interactive Software, Inc. Does Not Receive Stockholder Proposals Ahead of Annual Meeting” issued April 16, 2008 by Take-Two Interactive Software, Inc. (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on April 16, 2008)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TAKE-TWO INTERACTIVE SOFTWARE, INC.

	By	/s/ Daniel P. Emerson
Daniel P. Emerson
Vice President, Associate General Counsel and Secretary

Dated: April 16, 2008

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(9)

Email from the Executive Chairman and Chief Executive Officer to Take-Two Interactive Software, Inc. Employees dated April 16, 2008 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 16, 2008)

(a)(10)

Press Release entitled “Take-Two Interactive Software, Inc. Does Not Receive Stockholder Proposals Ahead of Annual Meeting” issued April 16, 2008 by Take-Two Interactive Software, Inc. (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on April 16, 2008)